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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 13E-4

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                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)
                               (AMENDMENT NO. 2)

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                             ELI LILLY AND COMPANY
                               (Name of Issuer)


                             ELI LILLY AND COMPANY
                     (Name of Person(s) Filing Statement)

                             COMMON STOCK, without
                                   par value
                        (Title of Class of Securities)

                                  532457 10 8
                     (CUSIP Number of Class of Securities)

                                Rebecca O. Goss
                             ELI LILLY AND COMPANY
                            Lilly Corporate Center
                          Indianapolis, Indiana 46285
                                (317) 276-2000

                                   -Copy to-

                                Bernard E. Kury
                               Dewey Ballantine
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                                (212) 259-8000

          (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of
                          Person(s) Filing Statement)

                                August 21, 1995
                   (Date Tender Offer First Published, Sent
                         or Given to Security Holders)

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        This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4, dated August 21, 1995, as amended, of Eli Lilly and Company, an Indiana corporation ("Lilly"), relating to the offer by Lilly to exchange 3.49 shares of common stock, without par value ("Guidant Common Stock"), of Guidant Corporation, an Indiana corporation ("Guidant"), of which Lilly owns 80.2% of the issued and outstanding shares, for each share of common stock of Lilly, without par value ("Lilly Common Stock"), upon the terms and subject to the conditions set forth in the Offering Circular - Prospectus dated August 21, 1995, as supplemented by an Offering Circular - Prospectus Supplement dated September 6, 1995 (together, the "Offering Circular - Prospectus") and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offering Circular - Prospectus.

Item 9.  Material to be Filed as Exhibits.

         (a)(13)  Press Release dated September 19, 1995.

         (a)(14)  Press Release dated September 19, 1995.

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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1995

                                                ELI LILLY AND COMPANY


                                                By: /s/ Edwin W. Miller
                                                   -------------------------
                                                   Name:  Edwin W. Miller
                                                   Title: Vice President and
                                                          Treasurer




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                                 EXHIBIT INDEX

Exhibit No.             Description                     Page No.
-----------             -----------                     --------

(a)(13)                 Press Release dated                5
                        September 19, 1995

(a)(14)                 Press Release dated                7
                        September 19, 1995

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